INTERTAPE POLYMER GROUP INC.
                       EXECUTIVE STOCK OPTION PLAN
              (as amended and consolidated to June 2, 2004)
  (number of options increased to 4,094,538 effective February 19, 2004)

1.      PURPOSE OF THE PLAN

	The purpose of the Amended Executive Stock Option Plan (the "Plan") of Intertape Polymer Group Inc. (the "Company") is:

     (a) to promote a proprietary interest in the Company and its subsidiaries among their executives and directors;

     (b) to encourage the executives and directors of the Company and of its subsidiaries to further the development of the Company and its subsidiaries; and

     (c) to attract and retain the key employees necessary for the Company's and its subsidiaries' long-term success.

2.      ADMINISTRATION

     The Plan shall be administered by the Board of Directors of the Company (the "Board"). The Board shall have full and complete authority to interpret the Plan and to prescribe such rules and regulations and make such other determinations as it deems necessary or desirable for the administration of the Plan. All decisions and determinations of the Board respecting the Plan shall be binding upon the Optionees (as hereinafter defined) and Directors (as hereinafter defined) and conclusive.

3.      ELEGIBILITY AND PARTICIPATION

     The Board will designate those eligible employees who may participate in the Plan. Generally, participation in the Plan will be limited to those positions that can have a significant impact on the Company's or its subsidiaries' long-term results. Directors (as hereinafter defined) will be eligible under the Plan to receive grants in accordance with Section 5 hereof.

4.      DESCRIPTION AND NUMBER OF SECURITIES OFFERED

     The shares offered shall be "Common Shares" (the "Shares") of the Company. The total number of Shares reserved for issuance under the Plan shall be 4,094,538 Shares of the Company. The number of Shares of the Company so reserved for issuance to any one person shall not exceed five percent (5%) of the issued and outstanding Shares of the Company and the number of Shares issuable to any one insider and such insider's associates within a one-year period shall not exceed 5% of outstanding Shares. The number of Shares reserved for issuance pursuant to stock options granted to insiders under the Plan or any other compensation arrangement of the Company shall not exceed 10% of the outstanding Shares and the number of Shares issuable to insiders within a one-year period under the Plan or any other compensation arrangement of the Company shall not exceed 10% of the outstanding Shares.

5.      GRANTS

     The Board shall designate from time to time from among the eligible employees those employees (the "Optionees") and the directors of the Company and of its subsidiaries (collectively, the "Directors" and individually, a "Director") to whom a grant (the "Grant") shall be made. The Board shall determine, at its discretion, the number of Shares to which such Grant relates, with reference inter alia to the Market Value of the Shares and taking into consideration, with respect to an Optionee, the Optionee's base salary.

     The Board shall determine, with respect to a Grant, at its discretion:

     (i) subject to the provisions hereof, the terms and conditions attaching thereto; and

     (ii)    the date on which such Grant becomes effective.

     The aggregate maximum number of options to purchase Shares that may be granted under the Plan to Directors who are not part of management shall not exceed one percent (1%) of outstanding Shares of the Company.

6.     PRICE OF THE SHARES

     For the purposes of the Plan, "Market Value" shall mean the average of the closing price of the Shares on The Toronto Stock Exchange and the New York Stock Exchange (collectively, the "Exchanges") for the day immediately preceding the effective date of the Grant, subject to the rules and policies of the Exchanges. Notwithstanding the foregoing, the Market Value shall not be lower than the closing price of the Shares on The Toronto Stock Exchange for the day immediately preceding the effective date of the Grant.

     The price of the Shares to be purchased through the exercise of an option shall be determined by the Board. The Board may determine different price for different Grants, but any such price shall never be less than the Market Value. The options granted under the Plan may not at any time be repriced.

7.	OPTION PERIOD

     The options granted by the Board shall expire not later than ten (10) years after the effective date of the Grant. The options granted to Optionees shall not be exercisable immediately on the effective date of such Grant, but shall vest twenty-five percent (25%) per year over four (4) years. Accordingly, twenty-five percent (25%) of the options so granted to Optionees shall be exercisable on or after the first anniversary of the effective date of the Grant and a further twenty-five percent (25%) of the options so granted shall be exercisable on or after each of the second, third and fourth anniversaries of the effective date of the Grant. The options granted to Directors, who are not officers of the Corporation, shall vest as to twenty-five percent (25%) of the options so granted to Directors on the effective date of the Grant and a further twenty-five percent (25%) of the options so granted shall be exercisable on or after each of the first, second and third anniversaries of the effective date of the Grant

     Unless otherwise determined by the Board, all vested options under a particular Grant which have not been previously exercised or canceled shall expire twenty-four (24) months after the date of vesting of the last tranche of such Grant.

8.     PAYMENT OF THE SHARES

     Each Optionee and each Director must pay in full for the Shares purchased by way of exercising an option under the Plan.

9.     TERMINATION OF EMPLOYMENT, RETIREMENT AND DEATH

     9.1 When an Optionee ceases to be an employee of the Company or one of its subsidiaries, for any reason other than retirement or death, the Optionee shall be entitled to exercise, within a period of three (3) months from termination of employment, the options that have vested to the Optionee as at the time of termination. All of the Optionee's non vested options shall be immediately canceled.

     9.2 When a Director ceases to be a Director, such Director shall be entitled to exercise, within a period of three (3) months from such an event, the options that have vested to the Director at the time such Director ceases to be a Director. All the Director's non vested options shall be immediately canceled.

     9.3 In the case of retirement, the Optionee shall be entitled to exercise, within a period of twelve (12) months from retirement, the options that have vested to the Optionee as at the time of retirement. All of the Optionee's non-vested options shall be immediately canceled.

     9.4 In the case of an Optionee's or Director's death, the estate of the Optionee or Director shall be entitled to exercise, within a period of twelve (12) months from death, any option for which rights have vested to the Optionee or Director as at the time of death. All of the Optionee's or Director's non-vested options shall be immediately canceled.

10.     DURATION, AMENDMENT OR TERMINATION OF PLAN

     Subject to the approval of The Toronto Stock Exchange, the Board may amend or terminate the Plan at any time but, in such event, the rights of Optionees or Directors related to any options granted but unexercised under the Plan shall be preserved and maintained and no amendment can confer additional benefits upon Optionees or Directors or other eligible employees without prior approval by the shareholders of the Company.

11.     OFFER FOR SHARES OF THE COMPANY

     In the event that, at any time, a bona fide offer to purchase all or part of the Shares outstanding is made to all holders of Shares, notice of such offer shall be given by the Company to each Optionee and Director and all granted but unexercised options will become exercisable immediately, but only to the extent necessary to enable an Optionee or Director to tender his/her Shares should he/she so desire.

12.     SUBDIVISION, CONSOLIDATION, CONVERSTION OR RECLASSIFICATION

     In the event that the Shares of the Company are subdivided, consolidated, converted or reclassified by the Company, or that any other action of a similar nature affecting such Shares is taken by the Company, any unexercised option shall be appropriately adjusted, and the number of Shares reserved for issuance under the Plan shall be adjusted in the same manner.

13.     NECESSARY APPROVAL

     The Company's obligation to issue and deliver Shares in accordance with the Plan, as well as any amendment thereto, is subject to the approval of regulatory authorities having jurisdiction over the Company's Shares.

14.     RIGHT NON-ASSIGNABLE

     The rights of an Optionee or a Director pursuant to the provisions of this Plan are non assignable.

15.     GOVERNING LAW

     The provisions of the Plan shall be interpreted in accordance with the laws of the Province of Quebec.

16.     PARTICIPATION VOLUNTARY

     16.1 The participation of an Optionee or Director in the Plan is entirely voluntary and non obligatory and shall not be interpreted as conferring upon any such Optionee or Director any rights or privileges other than those rights and privileges expressly provided in the Plan.

     16.2 The Plan does not provide any guarantee against any loss or profit which may result from fluctuation in the Market Value of the Shares.